

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2022

Dian C. Taylor
President and Chief Executive Officer
Artesian Resources Corporation
664 Churchmans Road
Newark, DE 19702

   Re: Artesian Resources Corporation
    Registration Statement on Form S-3
    Filed August 12, 2022
    File No. 333-266821

Dear Ms. Taylor:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed August 12, 2022

Cover Page

1. Please revise your cover page to disclose your dual class capital structure consisting of Class A Non-Voting Common Stock and Class B Common Stock. In this regard, clarify that only holders of Class B Common Stock have the right to vote for the election of directors and other stockholder matters, and that holders of Class A Non-Voting Common Stock generally have no voting rights. Please also add related risk factor disclosure.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Dian C. Taylor
Artesian Resources Corporation
August 30, 2022
Page 2

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Joanne R. Soslow, Esq.